Via Facsimile and U.S. Mail
Mail Stop 6010


April 11, 2006


Mr. S. Colin Neill
Chief Financial Officer, Secretary and Treasurer
Axonyx Inc.
500 Seventh Avenue, 10th Floor
New York, NY  10018

Re:	Axonyx, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 000-25571

Dear Mr. Neill:

      We have reviewed your March 15, 2006 response to our March
9,
2006 comment letter and have the following comment. Where indicated, we think you should revise your Form 10-K for the fiscal year ended
December 31, 2005 in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note B - Significant Accounting Policies, page F-8

[1] - Principles of Consolidation, page F-8

1. As your responses to our prior comments have not demonstrated that
Axonyx otherwise had the ability to control OXIS, we do not believe that Axonyx had control over OXIS once Axonyx lost its majority voting interest in OXIS on December 31, 2004. We understand that Axonyx representatives continuing to comprise a majority of the OXIS board until February 28, 2005 was not pursuant to Axonyx legal rights under a contractual arrangement. Had a contractual arrangement existed for Axonyx to continue to control the OXIS board, facts and circumstances of the contractual relationship, as well all other facts and circumstances, would have to be fully considered in determining if consolidation of OXIS as of and after December 31, 2004 would have been appropriate. Please restate your financial statements to de-consolidate OXIS as of December 31, 2004, when Axonyx`s ownership in OXIS was diluted to approximately 34% as a result of a third party equity financing in OXIS.

*    *    *    *

      As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2005 and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment. Detailed cover letters greatly facilitate our review. You should file the letter on
EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Oscar Young, Senior Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
Mr. S. Colin Neill
Axonyx, Inc.
April 11, 2006
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